SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                       INTEGRATED SECURITY SYSTEMS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   45812J101
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                                 (CUSIP Number)

                               Russell Cleveland
                 8080 N. Central Expressway, Suite 210, LB-59
                               Dallas, TX 75206
                                 (214) 891-8294
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   06/30/2007
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 45812J101
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(1) Names of reporting persons.

    RENAISSANCE US GROWTH INVESTMENT TRUST PLC
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    WC
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    UNITED KINGDOM
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        N/A

    (8) Shared voting power:
        35,944,174 (1)

    (9) Sole dispositive power:
        N/A

    (10) Shared dispositive power:
         35,944,174 (2)

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(11) Aggregate amount beneficially owned by each reporting person.

     35,944,174 (3)
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     34.5%
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(14) Type of reporting person (see instructions).

     IV
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(1)     RENN Capital Group is the investment manager to Renaissance US and may vote the shares on behalf of the fund pursuant to an investment advisory agreement.


(2) RENN Capital Group is the investment manager to Renaissance US and may dispose of the shares on behalf of the fund pursuant to an investment advisory agreement.

(3) Consists of 32,641,968 shares of common stock, 187,500 shares of common stock issuable upon conversion of 7,500 shares of Series D Preferred Stock, out-of-the-money warrants to purchase 1,114,706 shares of common stock and 2,000,000 shares of common stock issuable upon the conversion of a $500,000 8% convertible promissory note (conversion price $0.25).

Page 2 of 4 Pages

Item 1. Security and Issuer.

           This statement relates to the Common Stock ("Common Shares") of Integrated Security Systems, Inc. (the "Company" or "ISSI"). The principal executive offices of the Company are located at 8200 Springwood Dr. Suite 230
           Irving, TX 75063.


Item 2. Identity and Background.

          (a) Renaissance US Growth Investment Trust PLC ("RUSGIT")

          (b) 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas
              75206.


          (c) RUSGIT is a closed end fund traded on the London Stock
              Exchange


          (d) N/A

          (e) N/A

          (f) England and Wales

Item 3. Source and Amount of Funds or Other Consideration.

           The total amount of funds required by RUSGIT to acquire the securities reported herein was $6,687,961, a portion of which was interest due from outstanding debt securities of ISSI where common stock was issued instead. The source of such funds was the working capital of RUSGIT.

Item 4. Purpose of Transaction.

           RUSGIT acquired the Common Shares herein in the ordinary course of business for investment purposes. Russell Cleveland, president of RENN Capital Group, Inc., the Fund's investment manager (the "Investment Manager"), serves on the Board of Directors of the Company.

           Persons associated with the Investment Manager may participate in discussions with management or third parties in which they may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D form.

           Associates of the Investment Manager continue to assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and investment opportunities, as well as RUSGIT's investment objectives. Depending on such assessments, RUSGIT may acquire additional securities or may determine to sell or otherwise dispose of some or all of its holding of securities.

           Other than as described above, RUSGIT does not have any present plans or proposals which relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

          (a) RUSGIT holds an aggregate of 35,944,174 shares of the Common Stock of the Company which is 34.5% of the outstanding shares of the Company. This consists of 32,641,968 shares of common stock, 187,500 shares of common stock issuable upon conversion of 7,500 shares of Series D Preferred Stock, out-of-the-money warrants to purchase 1,114,706 shares of common stock and 2,000,000 shares of common stock issuable upon the conversion of a $500,000 8% convertible promissory note (conversion price $0.25).

          (b) RUSGIT shares voting and dispositive power over the sharees with RENN Capital Group, Inc. ("RENN"), a registered investment adviser that does business at 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206.

              RENN is a registered investment adviser under the Investment Advisers Act of 1940 (the "Act"). The Securities and Exchange Commission (the "SEC") initiated an administrative proceeding against RENN relating to its advisory contract with one of its advisory clients, a business development company ("BDC"). In the administrative proceeding, the SEC found that, under the advisory contract, RENN willfully violated Section 205(a) of the Act, which prohibits an investment adviser from entering into an advisory contract with a BDC that provides for performance-based compensation, unless the contract provides for performance-based compensation that does not exceed 20% of the realized capital gains upon the funds of the BDC over a specified period or as of definitive dates. The SEC found that, pursuant to the advisory contract, for the fiscal years 1996 through 2003, RENN received performance-based compensation greater than that permitted under
              Section 205(B)(3) of the Act. Pursuant to an administrative proceeding, on December 1, 2005, the SEC ordered that, among other things, RENN (i) cease and desist from committing any violations of Section 205(a) of the Act and Sections 34(b) and 20(a) of the Investment Company Act and Rule 20a-1 thereunder; (ii) pay disgorgement fees in the amount of $2,851,362 plus prejudgment interest of $924,509; and (iii) within ten days of the final disgorgement payment, pay a civil money penalty in the amount of $100,000. Without admitting or denying the SEC's allegations, RENN consented to the entry of an order instituting administrative and cease-and-desist proceedings, making findings, and imposing remedial sanctions and a cease-and desist order imposing the penalties and sanctions set forth therein.

          (c) On a monthly basis, RUSGIT receives a nominal number of shares as payment in kind of interest due on outstanding debt securities.

          (d) None

          (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           N/A

Item 7. Material to be Filed as Exhibits.

           N/A

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Renaissance US Growth Investment Trust PLC

Date: 11/13/2007                      /s/ Russell Cleveland
                                      Name:  Russell Cleveland
                                      Title: President, RENN Capital
                                             Group, Investment Manager


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages